                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                      __________________________________


                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                      _________________________________


                          PULITZER PUBLISHING COMPANY
                               (Name of Issuer)


                         COMMON STOCK PAR VALUE $0.01
                        (Title of Class of Securities)

                                  745771 10 5
                                (CUSIP Number)

                      _________________________________


                                DEAN H. BLYTHE
                        HEARST-ARGYLE TELEVISION, INC.
                              888 SEVENTH AVENUE
                           NEW YORK, NEW YORK 10106
                                (212) 649-2300

                              JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 649-2103

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      __________________________________


                                   COPY TO:
                             Steven A. Hobbs, Esq.
                                Rogers & Wells
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000

                      _________________________________


                                 MAY 25, 1998
            (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. <square>


                            (Continued on following pages)

CUSIP No. 745771 10 5           13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                HEARST-ARGYLE TELEVISION, INC.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                DELAWARE

                                     7.       SOLE VOTING POWER

           NUMBER OF

            SHARES                   8.       SHARED VOTING POWER
                                                  14,537,808
         BENEFICIALLY

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                             14,537,808

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    14,537,808
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               65.1%
      14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 745771 10 5           13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                HEARST BROADCASTING, INC.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                                DELAWARE

                                     7.       SOLE VOTING POWER

           NUMBER OF

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                           14,537,808

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                           14,537,808

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    14,537,808
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               65.1%
      14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 745771 10 5           13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST CORPORATION
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                     <square>
       6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                DELAWARE

                                     7.       SOLE VOTING POWER

           NUMBER OF

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                             14,537,808

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                               14,537,808

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    14,537,808
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               65.1%
      14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 745771 10 5           13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST FAMILY TRUST
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                   <square>
      6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                                DELAWARE

                                     7.       SOLE VOTING POWER

           NUMBER OF

            SHARES                   8.       SHARED VOTING POWER
                                                   14,537,808
         BENEFICIALLY

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH

           REPORTING                10.      SHARED DISPOSITIVE POWER
                                                  14,537,808
          PERSON WITH

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    14,537,808
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               65.1%
      14.      TYPE OF REPORTING PERSON
                               OO (testamentary trust)

                             SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share ("Common Stock") of Pulitzer Publishing Company, a Delaware corporation (the "Issuer"), with principal offices located at 900 North Tucker Boulevard, St. Louis, Missouri, 63101.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a)-(c) This Schedule 13D is being filed by Hearst-Argyle Television, Inc., a Delaware corporation ("Hearst-Argyle"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust", and together with Hearst-Argyle, Hearst Broadcasting and Hearst, the "Reporting Persons"). The Agreement between the Reporting Persons relating to the joint filing of this schedule is attached as Exhibit 7.1 hereto.

     Hearst-Argyle owns or manages 15 network-affiliated television stations reaching approximately 11.5% of U.S. Television households and is the largest, "pure-play" publicly owned television broadcast group in the U.S. Hearst-Argyle's principal executive offices are located at 888 Seventh Avenue, New York, NY 10166.

     Hearst and its various subsidiaries represent one of the world's largest diversified communications companies, with interests in newspaper, magazine, book, and business publishing, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. Hearst's principal executive offices are located at, and the address of the Trust is, 959 Eighth Avenue, New York, New York 10019.

     Hearst Broadcasting is a wholly-owned subsidiary of Hearst and through subsidiaries is principally engaged in the broadcasting industry. Hearst Broadcasting owns approximately 78.1% of the outstanding common stock of Hearst-Argyle. Hearst Broadcasting's principal executive offices are located at 959 Eight Avenue, New York, New York 10019.

     Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of Hearst-Argyle's, Hearst's and Hearst Broadcasting's directors and executive officers and the Trustees of the Trust.

     (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Schedule I hereto sets forth the citizenship of each of the Reporting Persons' directors and executive officers and the Trustees of the Trust.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Hearst-Argyle and the persons set forth on Schedule II hereof (collectively, referred to herein as the "Stockholders"), have entered into the Pulitzer Voting Agreement described in Item 4 below. As a result, Hearst-Argyle, Hearst Broadcasting, Hearst and the Trust may be deemed to have beneficial ownership of approximately 65.1% of the Issuer's Common Stock (assuming conversion of all shares of outstanding Series B Common Stock of the Issuer into Common Stock).

ITEM 4.    PURPOSE OF THE TRANSACTION.

     On May 25, 1998, Hearst-Argyle, the Issuer, and Pulitzer Inc. entered into an Agreement and Plan of Merger, dated May 25, 1998 (the "Merger Agreement"), providing for, among other things, (i) the Issuer to contribute to Pulitzer Inc. all of its publishing assets and cash and thereafter to distribute to its stockholders shares of capital stock of Pulitzer Inc. so that the stockholders of the Issuer will become the stockholders of Pulitzer Inc.; and (ii) the Issuer (immediately following such contribution and distribution described in clause (i)) to merge with and into Hearst-Argyle (the "Merger"), as a result of which the stockholders of the Issuer immediately prior to the Merger will become stockholders of Hearst-Argyle. Hearst-Argyle will be the surviving corporation in the Merger.

     In connection with and as a condition to the execution and delivery of the Merger Agreement, Hearst-Argyle and the Stockholders, entered into that certain Pulitzer Voting Agreement, dated May 25, 1998 (the "Voting Agreement"), relating to the aggregate 14,537,808 shares of the Issuer's convertible Class B Common Stock, $.01 par value, owned by the Stockholders, which represents approximately 65.1% of the shares of Common Stock outstanding (assuming conversion of all shares of outstanding Series B Common Stock of the Issuer into Common Stock) (the "Subject Shares"). The Voting Agreement provides that each Stockholder, during the period commencing on May 25, 1998 and continuing until the first to occur of the effective time of the Merger or the date on which the Merger Agreement is terminated in accordance with its terms, at any meeting of the holders of Issuer Stock, however called, or in connection with any written consent of the holders of Issuer Stock, shall vote (or cause to be voted) all shares of Issuer Stock held of record or beneficially owned by such Stockholder, whether heretofore owned or hereafter acquired, (i) in favor of the Merger, the execution and delivery by the Issuer of the Merger Agreement and the related Contribution Agreement (the "Contribution Agreement") to be executed in connection therewith, and the approval of the terms thereof, and each of the other actions contemplated by the Merger Agreement, the Contribution Agreement and the Voting Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, the Contribution Agreement or the Voting Agreement; and (iii) except as otherwise agreed to in writing in advance by Hearst-Argyle, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement and the Contribution Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries; (C) any change in a majority of the persons who constitute the board of directors of the Issuer; (D) any change in the present capitalization of the Issuer or any amendment of the Issuer's Certificate of Incorporation or By-laws; (E) any other material change in the Issuer's corporate structure or business; or (F) any other action involving the Issuer or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement, the Contribution Agreement and the Voting Agreement.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) As of May 25, 1998, the Reporting Persons owned no shares of Common Stock. However, as of May 25, 1998, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Hearst-Argyle, Hearst Broadcasting, Hearst and the Trust may be deemed to have beneficial ownership of the Subject Shares pursuant to the Voting Agreement, which require the Stockholders to vote in favor of the Merger and the Merger Agreement. Hearst Broadcasting, as the owner of approximately 78.1% of the outstanding common stock of Hearst-Argyle, may be deemed to have the power to direct the voting of and the disposition of the Subject Shares. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Subject Shares. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Subject Shares. As a result, the Reporting Persons may be deemed to share the power to direct the voting of and the disposition of the Subject Shares. The Subject Shares constitute approximately 65.1% of the shares of Common Stock outstanding (assuming conversion of all shares of outstanding Series B Common Stock of the Issuer into Common Stock).

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons or any other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

     (d) The Reporting Persons have no right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

     (e)   Not applicable.

ITEM 6.    CONTRACTS,   ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS   WITH
           RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would given another person voting power over the securities of the Issuer.

                             EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION

Exhibit 7.1 Joint Filing Agreement, dated June 4, 1998, between Hearst-Argyle Television, Inc., Hearst Broadcasting, Inc., The Hearst Corporation and The Hearst Family Trust.

Exhibit 7.2 Agreement and Plan of Merger, by and among Pulitzer Publishing Company, Pulitzer Inc. and Hearst-Argyle Television, Inc., dated May 25, 1998.

Exhibit 7.3 Pulitzer Voting Agreement, dated May 25, 1998, among Hearst-Argyle Television, Inc. and each of the stockholders of Pulitzer Publishing Company listed on Schedule I to the Agreement.

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 1998



                                  HEARST-ARGYLE TELEVISION, INC.


                                  By:   /S/ DEAN H. BLYTHE
                                      Name: Dean H. Blythe
                                      Title: Senior Vice President,
                                            Secretary and General Counsel

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 1998



                                  HEARST BROADCASTING, INC.


                                  By: /S/ JODIE W. KING
                                      Name: Jodie W. King
                                      Title: Vice President

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 1998



                                  THE HEARST CORPORATION


                                  By:/S/ JODIE W. KING
                                      Name: Jodie W. King
                                      Title:  Vice President

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 1998



                                  THE HEARST FAMILY TRUST


                                  By: /S/ VICTOR F. GANZI
                                      Name: Victor F. Ganzi
                                      Title:  Trustee

                              SCHEDULE I

                       INFORMATION REGARDING THE
       DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of the Reporting Persons. Unless otherwise indicated, each person identified below is employed by the indicated Reporting Person. The principal business address of Hearst-Argyle and, unless otherwise indicated, each person identified as an officer or director of Hearst-Argyle, is 888 Seventh Avenue, New York, New York 10106. The principal business address of Hearst, Hearst Broadcasting, the Trust and, unless otherwise indicated, each person identified as an officer, director or trustee of Hearst, Hearst Broadcasting, and the Trusts is 959 Eighth Avenue, New York, New York 10019. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, all persons identified below are United States citizens.

                                                    Present Office/Principal
        NAME                                        OCCUPATION OR EMPLOYMENT


HEARST-ARGYLE
David J. Barrett                        Director, Executive Vice President and Chief Operating Officer
Frank A. Bennack, Jr.                   Director; President and Chief Executive Officer of The Hearst
                                        Corporation
Dean H. Blythe                          Senior Vice President-Corporate Development,
                                        Secretary and General Counsel
John G. Conomikes                       Director, President and Co-Chief Executive Officer
Victor F. Ganzi                         Director; Executive Vice President of The Hearst Corporation
Harry T. Hawks                          Senior Vice President and Chief Financial Officer
George R. Hearst, Jr.                   Director; Chairman of the Board of The Hearst Corporation
William R. Hearst III                   Director; Partner, Kleiner, Perkins, Caufield and Byers{1}
Bob Marbut                              Director, Chairman of the Board and Co-Chief Executive Officer
Gilbert C. Maurer                       Director; Executive Vice President, Chief Operating Officer of The
                                        Hearst Corporation
Ibra Morales                            Senior Vice President, Sales
David Pulver                            Director; President of Cornerstone Capital, Inc.{2}
Virginia H. Randt                       Director; Director of The Hearst Corporation
Anthony J. Vinciquerra                  Executive Vice President
Caroline Williams                       Director; Chair, Glencoe Capital, LLC{3}

HEARST

George R. Hearst, Jr.*                  Chairman of the Board, Chairman of Executive Committee,
                                        Director
Frank A. Bennack, Jr.*                  President and Chief Executive Officer, Director
Victor F. Ganzi*                        Executive Vice President, Chief Operating Officer,
                                        Director
Gilbert C. Maurer*                      Executive Vice President and Director
John G. Conomikes*                      Vice President, Director
George B. Irish                         Vice President, Director
Raymond E. Joslin                       Vice President, Director
Cathleen P. Black                       Director; President: Hearst Magazines Division
Millicent H. Boudjakdji*                Director
K. Robert Brink                         Director; Executive Vice President: Hearst Magazine Division -
                                        Hearst Communications, Inc.
Richard E. Deems*{4}                    Director
Ronald J. Doerfler                      Vice President and Chief Financial Officer
Austin Hearst                           Director; Vice President: Hearst Entertainment Distribution
                                        Division, Hearst Entertainment, Inc.{5}
John R. Hearst, Jr.*                    Director
Randolph A. Hearst*                     Director
William R. Hearst, III*                 Director; Partner: Kleiner, Perkins, Caufield & Byers{6}
Harvey L. Lipton*{4}                    Director
Terence G. Mansfield{7}                 Director; Managing Director: The National Magazine Co. Ltd.{8}
Mark F. Miller*                         Director; Executive Vice President: Hearst Magazine Division -
                                        Hearst Communications, Inc.
Raymond J. Petersen*                    Director: Executive Vice President: Hearst Magazine Division -
                                        Hearst Communications, Inc.
Virginia H. Randt                       Director
James M. Asher                          Vice President, Chief Legal and Development Officer
Lee J. Guittar                          Vice President{9}
Thomas J. Hughes                        Vice President and Controller
Jodie W. King                           Vice President and Secretary
Edwin A. Lewis                          Vice President and Treasurer
Bruce L. Paisner                        Vice President{10}
Alfred C. Sikes                         Vice President
Jonathan E. Thackeray                   Vice President and General Counsel

HEARST BROADCASTING
John G. Conomikes                       President, Director
Victor F. Ganzi                         Vice President, Director
David J. Barrett                        Vice President and Director
Jodie W. King                           Vice President and Secretary
Edwin A. Lewis                          Treasurer
Frank A. Bennack, Jr.                   Director
George R. Hearst, Jr.                   Director
William R. Hearst, III                  Director
Gilbert C. Maurer                       Director
Virginia H. Randt                       Director

**FOOTNOTES**

{1}  2750 Sand Hill Road, Menlo Park, CA 94025


{2}  16 Cobblefield Drive, Mendham, NJ 07945


{3}  488 Madison Avenue, Suite 1503, New York, NY 10022

{4}  Self-employed or retired

{5}  235 E. 45th Street, New York, NY  10017

{6}  2750 Sand Hill Road, Menlo Park, CA  94025

{7}  U.K. Citizen

{8}  National Magazine House, 72 Broadwick Street, London, England  NIV
     2BP

{9}  110 Fifth Street, San Francisco, CA  94109

{10} 235 E. 45th Street, New York, NY  10017

                              SCHEDULE II

               RECORD OWNERSHIP OF CLASS B COMMON STOCK


STOCKHOLDERS                                                                SUBJECT SHARES
Emily Rauh Pulitzer, James V. Maloney and William Bush,                         10,560
Successor Trustees of Marital Trust A U/T Joseph Pulitzer,
Jr., dated 6/12/74, as amended 10/20/92
Emily Rauh Pulitzer, James V. Maloney and William Bush,                        5,929,733
Successor Trustees of Marital Trust B U/T Joseph Pulitzer,
Jr., dated 6/12/74, as amended 10/20/92
Emily Rauh Pulitzer                                                              5,289
Emily Rauh Pulitzer, as Trustee of the Pulitzer Family                          815,935
Trust
Spring Foundation                                                               22,860
David E. Moore                                                                 3,212,458
David E. Moore, Trustee David E. Moore 1998 Grantor Annuity                     800,000
Trust, dated 2/5/98
Michael E. Pulitzer, Trustee U/A, dated 3/22/82, F/B/O                         3,649,820
Michael E. Pulitzer
Richard A. Palmer, Trustee U/A, dated 8/16/83, F/B/O                            46,170
Michael E. Pulitzer
The Ceil and Michael E. Pulitzer Foundation, Inc.                               44,983

                              EXHIBIT 7.1

                        JOINT FILING AGREEMENT



     We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated:  June 4, 1998

                      HEARST-ARGYLE TELEVISION, INC.


                      By: /S/ DEAN H. BLYTHE
                         Name:  Dean H. Blythe
                         Title: Senior Vice President,
                                Secretary and General Counsel


                      HEARST BROADCASTING, INC.


                      By: /S/ JODIE W. KING
                         Name:  Jodie W. King
                         Title: Vice President


                      THE HEARST CORPORATION


                      By: /S/ JODIE W. KING
                         Name:  Jodie W. King
                         Title: Vice President


                      THE HEARST FAMILY TRUST


                      By: /S/ VICTOR F. GANZI
                         Name:  Victor F. Ganzi
                         Title: Trustee